SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  SCHEDULE TO

                                (RULE 14D-100)

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 2)*

                 RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P.
             -----------------------------------------------------
                      (Name of Subject Company (Issuer))

                     WESTERN REAL ESTATE INVESTMENTS, LLC
             -----------------------------------------------------
    (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                   Person))

                          LIMITED PARTNERSHIP UNITS
             -----------------------------------------------------
                          (Title of Class Securities)

                                     None
             -----------------------------------------------------
                      (CUSIP Number of Class Securities)
                        -----------------------------
                                  BEN FARAHI
                     WESTERN REAL ESTATE INVESTMENTS, LLC
                             1175 WEST MOANA LANE
                                   SUITE 200
                              RENO, NEVADA 89509
                                (775) 825-3355
                                 -------------
                                   Copy To:
                             DON S. HERSHMAN, ESQ.
             MUCH SHELIST FREED DENENBERG AMENT & RUBENSTEIN, P.C.
                           200 NORTH LASALLE STREET
                                 SUITE 2100
                           CHICAGO, ILLINOIS 60601
------------------------------------------------------------------------------
                          CALCULATION OF FILING FEE
------------------------------------------------------------------------------
Transaction Valuation*  $1,470,000                  Amount of Filing Fee  $294
------------------------------------------------------------------------------
 * For purposes of calculating the fee only. This amount assumes the purchase of 21,000 units of limited partnership interest of the subject partnership for $70 per unit. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.
     [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $294
-----------------------------------------------------------------------------
Form or Registration No.: Schedule TO
-----------------------------------------------------------------------------
Filing Party: Western Real Estate Investments, LLC
-----------------------------------------------------------------------------
Date Filed: October 14, 2002
-----------------------------------------------------------------------------

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

                             TENDER OFFER STATEMENT

     This Amendment No. 2 amends the Tender Offer Statement filed on October 14, 2002 on Schedule TO, as amended by Amendment No. 1 filed on November 12, 2002, of Western Real Estate Investments, LLC (the "Purchaser") relating to an offer to purchase units of limited partnership interest (the "Units") of Resources Accrued Mortgage Investors 2,* L.P. (the "Partnership") upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 14, 2002 (the "Offer to Purchase") and the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer"). The information in the Offer to Purchase is incorporated herein by reference in answer to all of the Items of this Schedule TO except as otherwise set forth below:

ITEM 11.  ADDITIONAL INFORMATION.

     Item 11 is hereby amended to add the following:

     The information set forth in the Supplement to Offer to Purchase attached hereto as Exhibit (a)(5) is incorporated by reference herein.

ITEM 12.  EXHIBITS.

     (a)(5) Supplement to Offer to Purchase, dated December 9, 2002.
                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                        WESTERN REAL ESTATE INVESTMENTS, LLC

                        By:  FARAHI INVESTMENT COMPANY

                            By:  /s/ Ben Farahi
                            ------------------------
                            Ben Farahi
                            Partner

                            By: /s/ Bob Farahi
                            ------------------------
                            Bob Farahi
                            Partner


Dated:  December 9, 2002


Exhibit Index

Exhibit No.

     (a)(5) Supplement to Offer to Purchase, dated December 9, 2002

Exhibit (a)(5)

                       SUPPLEMENT TO OFFER TO PURCHASE


     WESTERN REAL ESTATE INVESTMENTS, LLC IS TERMINATING ITS OFFER TO PURCHASE UP TO 21,000 UNITS OF LIMITED PARTNERSHIP INTERESTS IN RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P., A DELAWARE LIMITED PARTNERSHIP.

     We are terminating our offer since the Securities and Exchange Commission (the "Commission") was requiring that we add our affiliate, Farahi Investment Company ("FIC"), as a bidder. We were prepared to add FIC as a bidder and also include a statement as to the net worth of such entity, on an unaudited basis, as of November 30, 2002. However, the Commission required that audited financial statements of FIC be sent to you for your consideration to assist in your determination whether to tender or hold your limited partnership interests. Since we have sufficient funds available to purchase any tendered units and the related costs of the tender offer, the general partners of FIC decided that they were not willing to prepare and then include audited financial statements of FIC. For this reason, we are withdrawing our tender offer and will not be buying any of the limited partnership interests tendered to us.

     We apologize for any inconvenience this may have caused you. For those of you who have submitted a letter of transmittal to tender your units, we will be returning your paperwork to you as quickly as possible.

     Questions and requests for assistance may be directed to MacKenzie Partners, Inc., our Information Agent, at its address and telephone numbers listed below.

                           The Information Agent for the offer is:

                           MacKenzie Partners, Inc.
                           105 Madison Avenue
                           New York, New York 10016
                           (800) 322-2885
                           (212) 929-5500